Exhibit 99.1

High Templar Tech Limited Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

XIAMEN, China, March 11, 2026/PRNewswire/ -- High Templar Tech Limited (“High Templar” or “the Company” or “We”) (NYSE: HTT), an enabler of AI-driven technology company in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2025.

Fourth quarter 2025 Financial Highlights:

•	Total revenues were RMB3.2 million (US$0.5 million), compared to RMB52.2 million for the same period of last year
•	Net loss attributable to the Company’s shareholders was RMB163.1 million (US$23.3 million), compared to RMB66.4 million for the same period of last year; net loss per diluted ADS was RMB1.03 (US$0.15) for the fourth quarter of 2025

Full Year 2025 Financial Highlights:

•	Total revenues were RMB41.0 million (US$5.9 million) for 2025, representing a decrease of 81.1% from 2024, primarily attributable to the decrease in sales income generated from last-mile delivery business
•	Net income attributable to the Company’s shareholders was RMB708.6 million (US$101.3 million), compared to RMB91.7 million in 2024; net income per diluted ADS was RMB4.25 (US$0.61) for 2025

We continued to execute our business transition while maintaining a healthy balance sheet by pursuing efficient cash management. Moving forward, we remain focused on navigating market dynamics and capitalizing on new business in order to build long-term value for our shareholders.

Fourth Quarter Financial Results

Sales income and others decreased by 93.9% to RMB3.2 million (US$0.5 million) from RMB52.2 million for the fourth quarter of 2024, which was primarily due to the winding down of our last-mile delivery business.

Total operating costs and expenses decreased by 31.8% to RMB111.6 million (US$16.0 million) from RMB163.7 million for the fourth quarter of 2024.

Cost of revenues decreased by 95.2% to RMB2.3 million (US$0.3 million) from RMB47.8 million for the fourth quarter of 2024, primarily due to the decrease in service cost as we wing down the last-mile delivery business.

General and administrative expenses decreased by 16.7% to RMB94.6 million (US$13.5 million) from RMB113.6 million for the fourth quarter of 2024, primarily due to the decrease in staff compensations.

Research and development expenses decreased by 20.3% to RMB10.2 million (US$1.5 million) from RMB12.8 million for the fourth quarter of 2024, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Loss from operations was RMB108.4 million (US$15.5 million), compared to RMB111.3 million for the fourth quarter of 2024, mainly due to the winding down of our last-mile delivery and decrease in staff compensations.

Interest and investment loss, net was RMB36.9 million (US$5.3 million), compared to an income of RMB8.0 million for the fourth quarter of 2024, mainly due to the decrease of income from investments in the fourth quarter of 2025.

Gain on derivative instrument was RMB37.3 million (US$5.3 million), compared to a loss of RMB32.6 million for the fourth quarter of 2024, mainly attributable to the increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net loss attributable to the Company’s shareholders was RMB163.1 million (US$23.3 million), compared to RMB66.4 million in the fourth quarter of 2024. Net loss per diluted ADS was RMB1.03 (US$0.15).

Full Year 2025 Financial Results

Sales income and others decreased by 81.1% to RMB41.0 million (US$5.9 million) from RMB216.4 million for the year of 2024, which was primarily due to the winding down of our last-mile delivery business.

Total operating costs and expenses decreased by 16.2% to RMB439.7 million (US$62.9 million) from RMB524.9 million for 2024.

Cost of revenues decreased by 81.1% to RMB38.0 million (US$5.4 million) from RMB201.0 million for 2024, primarily due to the decrease in service cost as we wind down the last-mile delivery business.

General and administrative expenses increased by 5.4% to RMB291.5 million (US$41.7 million) from RMB276.6 million for 2024, primarily due to the increase in depreciation and property tax expenses following the completion of the construction of the Company’s headquarters and partially offset by the decrease in staff compensations.

Research and development expenses decreased by 21.9% to RMB45.7 million (US$6.5 million) from RMB58.5 million for 2024, primarily due to the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Loss from operations was RMB398.4 million (US$57.0 million) compared to RMB308.1 million for 2024.

Interest and investment income, net increased by 160.6% to RMB990.4 million (US$141.6 million) from RMB380.1 million for 2024, primarily attributable to the increase of income from investments in the year of 2025.

Gain on derivative instrument was RMB188.7 million (US$27.0 million) from RMB19.5 million for 2024, mainly due to increase in quoted price of the underlying equity securities relating to the derivative instruments we held.

Net income attributable to the Company’s shareholders was RMB708.6 million (US$101.3 million), compared to RMB91.7 million in 2024; net income per diluted ADS was RMB4.25 (US$0.61).

Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents of RMB5,532.4 million (US$791.1 million) and restricted cash of RMB1,523.7 million (US$217.9 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the fourth quarter of 2025, net cash provided by operating activities was RMB50.0 million (US$7.1 million), mainly attributable to proceeds from interest and investment income. Net cash used in investing activities was RMB1,347.6 million (US$192.7 million), mainly due to payments of deposit pledged as collateral for derivative instrument. Net cash used in financing activities was RMB128.0 million (US$18.3 million), mainly due to the repurchase of ordinary shares.

For the full year of 2025, net cash provided by operating activities was RMB687.2 million (US$98.3 million), mainly attributable to proceeds from interest and investment income. Net cash provided by investing activities was RMB851.8 million (US$121.8 million), mainly attributable to proceeds from redemption of short-term investments and redemption of deposit pledged as collateral for derivative instrument. Net cash provided by financing activities was RMB555.5 million (US$79.4 million), mainly due to the proceeds from short-term borrowings and partially offset by the repurchase of ordinary shares.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13, 2024. From the launch of the share repurchase program on June 13, 2024 to March 8, 2026, the Company has in aggregate purchased 28.0 million ADSs in the open market for a total amount of approximately US$77.7 million (an average price of $2.8 per ADS) pursuant to the share repurchase program.

As of March 8, 2026, the Company had in aggregate purchased 182.3 million ADSs for a total amount of approximately US$771.9 million (an average price of $4.2 per ADS).

About High Templar Tech Limited

High Templar Tech Limited ("High Templar") is an enabler of AI-driven technology. High Templar is exploring innovative business opportunities globally to satisfy clients' demand by leveraging its technology know-how and financial service capabilities.

For more information, please visit https://ir.hightemplar.com/.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to the Company’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to the Company’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to the Company’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to the Company’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. High Templar may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about High Templar's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: High Templar's goal and strategies; High Templar's expansion plans; High Templar's future business development, financial condition and results of operations; High Templar's expectations regarding demand for, and market acceptance of, its products; High Templar's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in High Templar's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and High Templar does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

High Templar Tech Limited

Tel: +86-592-596-8208

E-mail: ir@hightemplar.com

High Templar Tech Limited

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	52,236	3,162	452
Total revenues	52,236	3,162	452

Operating cost and expenses:
Cost of revenues	(47,826)	(2,300)	(329)
Sales and marketing	(2,586)	(256)	(37)
General and administrative	(113,560)	(94,636)	(13,533)
Research and development	(12,816)	(10,236)	(1,464)
Expected credit reversal/(loss) for receivables and other assets	13,346	(3,168)	(453)
Impairment loss from other assets	(229)	(1,020)	(146)
Total operating cost and expenses	(163,671)	(111,616)	(15,962)
Other operating income	157	12	2

Loss from operations	(111,278)	(108,442)	(15,508)
Interest and investment income/(loss), net	7,971	(36,916)	(5,279)
Loss from equity method investments	(2,102)	(17,831)	(2,550)
(Loss)/Gain on derivative instruments	(32,648)	37,250	5,327
Foreign exchange gain/(loss), net	29,524	(27,344)	(3,910)
Other income	51,216	(7)	(1)
Other expenses	2,604	(1,037)	(148)

Net loss before income taxes	(54,713)	(154,327)	(22,069)
Income tax expenses	(11,647)	(8,816)	(1,261)

Net loss	(66,360)	(163,143)	(23,330)

Net loss attributable to the Company's shareholders	(66,360)	(163,143)	(23,330)

Loss per share for Class A and Class B ordinary shares:
Basic	(0.38)	(1.03)	(0.15)
Diluted	(0.38)	(1.03)	(0.15)

Loss per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.38)	(1.03)	(0.15)
Diluted	(0.38)	(1.03)	(0.15)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	172,381,467	157,946,200	157,946,200
Diluted	177,303,133	162,728,128	162,728,128

Other comprehensive gain/(loss):
Foreign currency translation adjustment	60,308	(29,021)	(4,150)

Total comprehensive loss	(6,052)	(192,164)	(27,480)

Total comprehensive loss attributable to the Company's shareholders	(6,052)	(192,164)	(27,480)

High Templar Tech Limited

Unaudited Condensed Consolidated Statements of Operations

	Year ended December 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	216,428	40,964	5,858
Total revenues	216,428	40,964	5,858

Operating cost and expenses:
Cost of revenues	(201,023)	(38,045)	(5,440)
Sales and marketing	(5,868)	(8,064)	(1,153)
General and administrative	(276,565)	(291,504)	(41,685)
Research and development	(58,464)	(45,734)	(6,540)
Expected credit reversal/(loss) for receivables and other assets	18,616	(2,122)	(303)
Impairment loss from other assets	(1,570)	(54,276)	(7,761)
Total operating cost and expenses	(524,874)	(439,745)	(62,882)
Other operating income	298	377	54

Loss from operations	(308,148)	(398,404)	(56,970)
Interest and investment income, net	380,062	990,369	141,621
Loss from equity method investments	(4,049)	(18,937)	(2,708)
Gain on derivative instruments	19,457	188,711	26,985
Foreign exchange gain/(loss), net	20,658	(46,305)	(6,622)
Other income	61,352	26,020	3,721
Other expenses	(11,795)	(2,152)	(308)

Net income before income taxes	157,537	739,302	105,719
Income tax expenses	(65,806)	(30,675)	(4,386)

Net income	91,731	708,627	101,333

Net income attributable to the Company's shareholders	91,731	708,627	101,333

Earnings per share for Class A and Class B ordinary shares:
Basic	0.50	4.37	0.63
Diluted	0.49	4.25	0.61

Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	0.50	4.37	0.63
Diluted	0.49	4.25	0.61

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	182,859,075	162,123,417	162,123,417
Diluted	187,780,699	166,905,308	166,905,308

Other comprehensive gain/(loss):
Foreign currency translation adjustment	37,882	(68,933)	(9,857)

Total comprehensive income	129,613	639,694	91,476

Total comprehensive income attributable to the Company's shareholders	129,613	639,694	91,476

High Templar Tech Limited

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4,263,312	5,532,376	791,119
Restricted cash and cash equivalents	781,187	1,523,658	217,880
Time and structured deposit	2,009,019	1,885,243	269,586
Derivative instruments-asset	-	113,191	16,186
Short-term investments	1,118,547	879,225	125,727
Accounts receivables	34,275	5,351	765
Other current assets	1,933,182	1,420,231	203,090
Total current assets	10,139,522	11,359,275	1,624,353

Non-current assets:
Right-of-use assets	158,007	92,623	13,245
Investment in equity method investee	146,101	126,533	18,094
Long-term investments	78,987	72,769	10,406
Property and equipment, net	1,586,034	1,677,993	239,950
Intangible assets	2,207	1,586	227
Other non-current assets	353,369	282,132	40,345
Total non-current assets	2,324,705	2,253,636	322,267

TOTAL ASSETS	12,464,227	13,612,911	1,946,620

High Templar Tech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of December 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	720,000	1,576,000	225,365
Short-term lease liabilities	18,697	4,233	605
Derivative instruments liability	89,895	52,012	7,438
Accrued expenses and other current liabilities	262,078	290,252	41,506
Income tax payable	33,423	58,156	8,316
Total current liabilities	1,124,093	1,980,653	283,230

Non-current liabilities:
Long-term lease liabilities	48,706	655	94
Total non-current liabilities	48,706	655	94
Total liabilities	1,172,799	1,981,308	283,324

Shareholders’ equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(1,419,286)	(1,716,516)	(245,459)
Additional paid-in capital	4,026,668	4,024,379	575,479
Accumulated other comprehensive profit/(loss)	13,752	(55,181)	(7,891)
Retained earnings	8,670,118	9,378,745	1,341,143

Total equity	11,291,428	11,631,603	1,663,296

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,464,227	13,612,911	1,946,620

High Templar Tech Limited

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
	2024	2025
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net loss attributable to the Company’s shareholders	(66,360)	(163,143)	(23,330)
Add: Share-based compensation expenses	2,150	-	-
Non-GAAP net loss attributable to the Company’s shareholders	(64,210)	(163,143)	(23,330)

Non-GAAP net loss per share—basic	(0.37)	(1.03)	(0.15)
Non-GAAP net loss per share—diluted	(0.37)	(1.03)	(0.15)
Weighted average shares outstanding—basic	172,381,467	157,946,200	157,946,200
Weighted average shares outstanding—diluted	177,303,133	162,728,128	162,728,128

High Templar Tech Limited

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Year ended December 31,
	2024	2025
(In thousands except for number		(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income attributable to the Company’s shareholders	91,731	708,627	101,333
Add: Share-based compensation expenses	2,258	-	-
Non-GAAP net income attributable to the Company’s shareholders	93,989	708,627	101,333

Non-GAAP net income per share—basic	0.51	4.37	0.63
Non-GAAP net income per share—diluted	0.50	4.25	0.61
Weighted average shares outstanding—basic	182,859,075	162,123,417	162,123,417
Weighted average shares outstanding—diluted	187,780,699	166,905,308	166,905,308